Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces First Quarter 2024 Unaudited Financial Results

Hangzhou, China, May 23, 2024 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Net revenues were RMB26.9 billion (US$3.7 billion), an increase of 7.2% compared with the first quarter of 2023.

•	Games and related value-added services net revenues were RMB21.5 billion (US$3.0 billion), an increase of 7.0% compared with the first quarter of 2023.

•	Youdao net revenues were RMB1.4 billion (US$192.8 million), an increase of 19.7% compared with the first quarter of 2023.

•	Cloud Music net revenues were RMB2.0 billion (US$281.1 million), an increase of 3.6% compared with the first quarter of 2023.

•	Innovative businesses and others net revenues were RMB2.0 billion (US$272.8 million), an increase of 6.1% compared with the first quarter of 2023.

•	Gross profit was RMB17.0 billion (US$2.4 billion), an increase of 14.2% compared with the first quarter of 2023.

•	Total operating expenses were RMB9.4 billion (US$1.3 billion), an increase of 22.4% compared with the first quarter of 2023.

•	Net income attributable to the Company’s shareholders was RMB7.6 billion (US$1.1 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB8.5 billion (US$1.2 billion).[1]

•	Basic net income per share was US$0.33 (US$1.65 per ADS). Non-GAAP basic net income per share was US$0.37 (US$1.84 per ADS).[1]

First Quarter 2024 and Recent Operational Highlights

•	Our numerous established game franchises continued their overall high level of popularity with their loyal user bases, demonstrating ongoing sustainability.

•	Hit games, including Eggy Party, Identity V and Infinite Borders, continued to generate player community enthusiasm. Among them, Identity V achieved a strong performance in the first quarter with continued momentum during its sixth anniversary celebration event with record-high DAUs in May.

•	Expanded recent hit title launches in more regions, bolstering our appeal in broader areas.

•	Dunk City Dynasty topped the iOS download charts in Hong Kong, Macau and Taiwan and ranked No. 1 in Taiwan and No. 2 in Hong Kong on the iOS grossing charts, respectively, following its local market introductions in April.

•	Powered by seasonal updates in April, Racing Master once again ranked No. 1 on the iOS grossing chart in Taiwan and rose to the No.1 and No. 2 positions in Macau and Hong Kong, respectively.

•	Introduced more exciting new titles to domestic players in the first quarter. Shi Jie Zhi Wai ranked No. 1 on China’s iOS download chart soon after its launch and ranked No. 3 on China’s iOS grossing chart after releasing new content updates.

•	Strengthened robust game pipeline with multiple highly anticipated games, including Where Winds Meet, an open-world action-adventure RPG slated for launch in the third quarter, and Justice mobile with planned introductions in more regions, as well as other exciting titles across different genres, such as Naraka: Bladepoint mobile, Once Human and Marvel Rivals.

•	Renewed a publishing agreement with Blizzard Entertainment to bring beloved titles back to China and entered into a broader collaboration with Microsoft Gaming.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude sharebased compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

•	Youdao strategically focused on digital content services, online marketing services and AI-driven subscription-based membership services, achieving its first sequential quarter of positive net income.

•	Cloud Music continued actively prioritizing its core music business, including a recent comprehensive product upgrade to its NetEase Cloud Music App, aimed at cultivating a music-centric ecosystem and driving sustainable long-term growth.

“Alongside the enduring success of our time-honored flagship games, we continue to expand into diverse genres and achieve new milestones in game operations, user expansion and partnership establishment. With a portfolio featuring premium-quality games and more diversification across genres, we are well-positioned to extend our exciting gaming experiences to audiences around the globe,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “We remain committed to innovation and genre expansion by leveraging our strong R&D capabilities while exploring more opportunities through collaboration with talent and partners globally.

“In our broader NetEase family, Cloud Music and Youdao are performing well, providing innovative content offerings in their respective domains. Our focus in 2024 remains on crafting products and content that ignite the market with passion and deliver vibrant experiences, ultimately creating value for both our users and our Company,” Mr. Ding concluded.

First Quarter 2024 Financial Results

Net Revenues

Net revenues for the first quarter of 2024 were RMB26.9 billion (US$3.7 billion), compared with RMB27.1 billion and RMB25.0 billion for the preceding quarter and the first quarter of 2023, respectively.

Net revenues from games and related value-added services were RMB21.5 billion (US$3.0 billion) for the first quarter of 2024, compared with RMB20.9 billion and RMB20.1 billion for the preceding quarter and the first quarter of 2023, respectively. Net revenues from the operation of online games accounted for approximately 95.2% of the segment’s net revenues for the first quarter of 2024, compared with 93.4% and 92.7% for the preceding quarter and the first quarter of 2023, respectively. Net revenues from mobile games accounted for approximately 78.6% of net revenues from the operation of online games for the first quarter of 2024, compared with 76.7% and 72.3% for the preceding quarter and the first quarter of 2023, respectively.

Net revenues from Youdao were RMB1.4 billion (US$192.8 million) for the first quarter of 2024, compared with RMB1.5 billion and RMB1.2 billion for the preceding quarter and the first quarter of 2023, respectively.

Net revenues from Cloud Music were RMB2.0 billion (US$281.1 million) for the first quarter of 2024, compared with RMB2.0 billion for the preceding quarter and the first quarter of 2023.

Net revenues from innovative businesses and others were RMB2.0 billion (US$272.8 million) for the first quarter of 2024, compared with RMB2.8 billion and RMB1.9 billion for the preceding quarter and the first quarter of 2023, respectively.

Gross Profit

Gross profit for the first quarter of 2024 was RMB17.0 billion (US$2.4 billion), compared with RMB16.8 billion and RMB14.9 billion for the preceding quarter and the first quarter of 2023, respectively.

The quarter-over-quarter and year-over-year increases in games and related value-added services’ gross profit were primarily due to increased net revenues from mobile games such as Eggy Party and certain newly launched titles.

The quarter-over-quarter decrease in Youdao’s gross profit was primarily due to decreased revenue contribution from its learning services and sales of smart devices. The year-over-year increase was primarily due to increased revenue contribution from its online marketing services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit primarily resulted from the one-off adjustment of certain copyright costs, increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter decrease in innovative businesses and others’ gross profit was primarily due to decreased e-commerce net revenues from Yanxuan and advertising services resulting from seasonality. The year-over-year increase was primarily due to increased gross profit from Yanxuan and several other businesses included within the segment.

Gross Profit Margin

Gross profit margin for games and related value-added services for the first quarter of 2024 was 69.5%, compared with 69.5% and 66.7% for the preceding quarter and the first quarter of 2023, respectively. The year-over-year increase was mainly attributable to changes in revenue contribution from different platforms and self-developed games.

Gross profit margin for Youdao for the first quarter of 2024 was 49.0%, compared with 49.9% and 51.7% for the preceding quarter and the first quarter of 2023, respectively. The quarter-over-quarter and year-over-year decreases were mainly due to increased revenue contribution from its online marketing services, which have a lower gross profit margin compared to its other products and services.

Gross profit margin for Cloud Music for the first quarter of 2024 was 38.0%, compared with 30.3% and 22.4% for the preceding quarter and the first quarter of 2023, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above. The one-off adjustment of certain copyright costs mentioned above increased the gross profit margin in the first quarter of 2024 by approximately five percentage points.

Gross profit margin for innovative businesses and others for the first quarter of 2024 was 33.4%, compared with 34.4% and 25.4% for the preceding quarter and the first quarter of 2023, respectively. The quarter-over-quarter decrease was mainly due to decreased revenue contribution from advertising services. The year-over-year increase was mainly due to improved gross profit margins from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses for the first quarter of 2024 were RMB9.4 billion (US$1.3 billion), compared with RMB10.0 billion and RMB7.7 billion for the preceding quarter and the first quarter of 2023, respectively. The quarter-over-quarter decrease was mainly due to decreased research and development investments related to games and related value-added services and marketing expenditures, as well as lower staff-related costs. The year-over-year increase was mainly due to increased marketing expenditures and higher staff-related costs.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income/(loss), interest income, exchange (losses)/ gains and others. The quarter-over-quarter increase was mainly due to net exchange gains in the first quarter of 2024 compared with net exchange losses recorded in the prior quarter. The year-over-year increase was primarily attributable to higher interest income resulting from the improved net cash position and net exchange gains in the first quarter of 2024, compared with net exchange losses recorded in the first quarter of 2023.

Income Tax

The Company recorded a net income tax charge of RMB1.5 billion (US$205.8 million) for the first quarter of 2024, compared with RMB1.1 billion and RMB1.6 billion for the preceding quarter and the first quarter of 2023, respectively. The effective tax rate for the first quarter of 2024 was 16.0%, compared with 13.8% and 19.5% for the preceding quarter and the first quarter of 2023, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB7.6 billion (US$1.1 billion) for the first quarter of 2024, compared with RMB6.6 billion and RMB6.8 billion for the preceding quarter and the first quarter of 2023, respectively.

NetEase reported basic net income of US$0.33 per share (US$1.65 per ADS) for the first quarter of 2024, compared with US$0.28 per share (US$1.42 per ADS) and US$0.29 per share (US$1.45 per ADS) for the preceding quarter and the first quarter of 2023, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB8.5 billion (US$1.2 billion) for the first quarter of 2024, compared with RMB7.4 billion and RMB7.6 billion for the preceding quarter and the first quarter of 2023, respectively.

NetEase reported non-GAAP basic net income of US$0.37 per share (US$1.84 per ADS) for the first quarter of 2024, compared with US$0.32 per share (US$1.59 per ADS) and US$0.33 per share (US$1.63 per ADS) for the preceding quarter and the first quarter of 2023, respectively.

Other Financial Information

As of March 31, 2024, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB113.4 billion (US$15.7 billion), compared with RMB110.9 billion as of December 31, 2023. Net cash provided by operating activities was RMB9.6 billion (US$1.3 billion) for the first quarter of 2024, compared with RMB11.8 billion and RMB6.0 billion for the preceding quarter and the first quarter of 2023, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0990 per share (US$0.4950 per ADS) for the first quarter of 2024 to holders of ordinary shares and holders of ADSs as of the close of business on June 6, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on June 6, 2024 (Beijing/ Hong Kong Time). The payment date is expected to be June 17, 2024 for holders of ordinary shares and on or around June 21, 2024 for holders of ADSs.

NetEase paid a dividend of US$0.21597 per share (US$1.07985 per ADS) for the fourth quarter of 2023 in March 2024.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of March 31, 2024, approximately 8.9 million ADSs had been repurchased under this program for a total cost of US$811.0 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. New York Time on Thursday, May 23, 2024 (Beijing/ Hong Kong Time: 7:00 p.m., Thursday, May 23, 2024). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10038664, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10038664. The replay will be available through May 30, 2024.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to economic uncertainty and capital market disruption; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	21,428,902	43,026,904	5,959,157
Time deposits	100,856,034	89,473,549	12,391,943
Restricted cash	2,777,206	3,055,366	423,163
Accounts receivable, net	6,422,417	7,767,599	1,075,800
Inventories	695,374	603,981	83,650
Prepayments and other current assets, net	6,076,595	5,769,626	799,084
Short-term investments	4,436,057	2,095,218	290,184
Total current assets	142,692,585	151,792,243	21,022,981

Non-current assets:
Property, equipment and software, net	8,075,044	8,056,689	1,115,839
Land use rights, net	4,075,143	4,048,518	560,713
Deferred tax assets	1,560,088	1,476,100	204,437
Time deposits	1,050,000	1,050,000	145,423
Restricted cash	550	3,250	450
Other long-term assets	28,471,568	28,638,072	3,966,328
Total non-current assets	43,232,393	43,272,629	5,993,190
Total assets	185,924,978	195,064,872	27,016,171

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	881,016	871,430	120,692
Salary and welfare payables	4,857,206	2,700,087	373,958
Taxes payable	2,571,534	3,844,879	532,510
Short-term loans	19,240,163	24,843,410	3,440,773
Contract liabilities	13,362,166	14,911,048	2,065,156
Accrued liabilities and other payables	12,930,399	12,878,519	1,783,651
Total current liabilities	53,842,484	60,049,373	8,316,740

Non-current liabilities:
Deferred tax liabilities	2,299,303	2,700,293	373,986
Long-term loans	427,997	427,997	59,277
Other long-term liabilities	1,271,113	1,248,717	172,945
Total non-current liabilities	3,998,413	4,377,007	606,208
Total liabilities	57,840,897	64,426,380	8,922,948

Redeemable noncontrolling interests	115,759	118,460	16,407

NetEase, Inc.’s shareholders’ equity	124,285,776	127,275,764	17,627,490
Noncontrolling interests	3,682,546	3,244,268	449,326
Total equity	127,968,322	130,520,032	18,076,816

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	185,924,978	195,064,872	27,016,171

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)
Net revenues	25,046,287	27,140,165	26,851,741	3,718,923
Cost of revenues	(10,149,741)	(10,315,030)	(9,835,821)	(1,362,245)
Gross profit	14,896,546	16,825,135	17,015,920	2,356,678

Operating expenses:
Selling and marketing expenses	(2,905,046)	(4,225,556)	(4,022,204)	(557,069)
General and administrative expenses	(1,021,678)	(1,251,869)	(1,196,475)	(165,710)
Research and development expenses	(3,749,732)	(4,479,219)	(4,174,758)	(578,197)
Total operating expenses	(7,676,456)	(9,956,644)	(9,393,437)	(1,300,976)
Operating profit	7,220,090	6,868,491	7,622,483	1,055,702

Other income/(expenses):
Investment income/(loss), net	471,368	(8,940)	179,291	24,832
Interest income, net	776,030	1,261,583	1,277,597	176,945
Exchange (losses)/gains , net	(386,568)	(810,904)	15,011	2,079
Other, net	258,033	434,759	193,888	26,853
Income before tax	8,338,953	7,744,989	9,288,270	1,286,411
Income tax	(1,628,559)	(1,068,657)	(1,485,910)	(205,796)
Net income	6,710,394	6,676,332	7,802,360	1,080,615

Accretion of redeemable noncontrolling interests	(860)	(966)	(958)	(133)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	45,100	(93,103)	(167,456)	(23,192)
Net income attributable to the Company’s shareholders	6,754,634	6,582,263	7,633,946	1,057,290

Net income per share *
Basic	2.10	2.05	2.38	0.33
Diluted	2.07	2.02	2.35	0.33

Net income per ADS *
Basic	10.49	10.25	11.88	1.65
Diluted	10.37	10.12	11.75	1.63

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,221,083	3,212,328	3,211,665	3,211,665
Diluted	3,256,511	3,253,166	3,249,452	3,249,452

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	6,710,394	6,676,332	7,802,360	1,080,615
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,082,269	659,772	567,923	78,656
Fair value changes of equity security and other investments	(226,720)	151,571	(368,258)	(51,003)
Impairment losses on investments and other long-term assets	-	140,648	128,417	17,786
Fair value changes of short-term investments	(137,916)	(106,532)	(60,810)	(8,422)
Share-based compensation cost	822,413	812,987	894,300	123,859
Allowance for expected credit losses	20,720	9,500	11,600	1,607
(Gains)/losses on disposal of property, equipment and software	(610)	3,385	2,132	295
Unrealized exchange losses/(gains)	385,961	838,056	(17,509)	(2,425)
Gains on disposal of long-term investments, business and subsidiaries	(5,768)	(38,437)	(13,487)	(1,868)
Deferred income taxes	577,666	193,854	485,054	67,179
Share of results on equity method investees and revaluation results from previously held equity interest	(95,808)	(88,805)	164,271	22,751
Changes in operating assets and liabilities:
Accounts receivable	(1,116,282)	53,089	(1,358,711)	(188,179)
Inventories	117,330	25,054	91,378	12,656
Prepayments and other assets	125,827	542,593	326,140	45,170
Accounts payable	(612,939)	18,443	(7,001)	(970)
Salary and welfare payables	(2,225,737)	1,992,931	(2,178,608)	(301,734)
Taxes payable	733,716	(500,172)	1,271,822	176,145
Contract liabilities	489,991	(847,562)	1,574,086	218,008
Accrued liabilities and other payables	(643,836)	1,271,572	242,070	33,526
Net cash provided by operating activities	6,000,671	11,808,279	9,557,169	1,323,652

Cash flows from investing activities:
Purchase of property, equipment and software	(652,939)	(484,927)	(415,018)	(57,479)
Proceeds from sale of property, equipment and software	2,504	405	3,506	486
Purchase of intangible assets, content and licensed copyrights	(826,682)	(121,797)	(188,821)	(26,151)
Net changes in short-term investments with terms of three months or less	(723,151)	(690,628)	2,401,649	332,625
Proceeds from maturities of short-term investments with terms over three months	104,269	4,897,291	-	-
Investment in long-term investments and acquisition of subsidiaries	(1,229,048)	(914,962)	(481,804)	(66,729)
Proceeds from disposal of long-term investments, businesses and subsidiaries	41,280	73,855	85,456	11,836
Placement/rollover of matured time deposits	(36,320,103)	(46,666,670)	(34,558,836)	(4,786,344)
Proceeds from maturities of time deposits	22,332,349	33,273,393	46,048,382	6,377,627
Change in other long-term assets	(120,841)	(90,635)	(34,625)	(4,796)
Net cash (used in)/provided by investing activities	(17,392,362)	(10,724,675)	12,859,889	1,781,075

Cash flows from financing activities:
Net changes from loans with terms of three months or less	2,638,040	6,179,979	(399,726)	(55,361)
Proceeds of loans with terms over three months	1,279,559	2,511,000	6,998,250	969,246
Payment of loans with terms over three months	(40,422)	(695,000)	(957,000)	(132,543)
Net amounts received related to capital contribution from noncontrolling interests shareholders	24,349	28,009	42,214	5,847
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(2,116,757)	(625,832)	(1,233,780)	(170,877)
Dividends paid to NetEase’s shareholders	(1,212,340)	(2,258,892)	(4,945,016)	(684,877)
Net cash provided by/(used in) financing activities	572,429	5,139,264	(495,058)	(68,565)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	15,498	(174,276)	(43,138)	(5,975)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(10,803,764)	6,048,592	21,878,862	3,030,187
Cash, cash equivalents and restricted cash, at the beginning of the period	27,588,325	18,158,066	24,206,658	3,352,583
Cash, cash equivalents and restricted cash, at end of the period	16,784,561	24,206,658	46,085,520	6,382,770

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,074,579	1,030,932	1,182,711	163,804
Cash paid for interest expenses	275,714	71,847	146,455	20,284

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	20,065,597	20,921,355	21,460,378	2,972,228
Youdao	1,163,270	1,480,521	1,391,859	192,770
Cloud Music	1,959,841	1,985,548	2,029,541	281,088
Innovative businesses and others	1,857,579	2,752,741	1,969,963	272,837
Total net revenues	25,046,287	27,140,165	26,851,741	3,718,923

Cost of revenues:
Games and related value-added services	(6,683,048)	(6,383,474)	(6,555,311)	(907,900)
Youdao	(561,420)	(741,720)	(710,356)	(98,383)
Cloud Music	(1,520,378)	(1,384,537)	(1,259,006)	(174,370)
Innovative businesses and others	(1,384,895)	(1,805,299)	(1,311,148)	(181,592)
Total cost of revenues	(10,149,741)	(10,315,030)	(9,835,821)	(1,362,245)

Gross profit:
Games and related value-added services	13,382,549	14,537,881	14,905,067	2,064,328
Youdao	601,850	738,801	681,503	94,387
Cloud Music	439,463	601,011	770,535	106,718
Innovative businesses and others	472,684	947,442	658,815	91,245
Total gross profit	14,896,546	16,825,135	17,015,920	2,356,678

Gross profit margin:
Games and related value-added services	66.7%	69.5%	69.5%	69.5%
Youdao	51.7%	49.9%	49.0%	49.0%
Cloud Music	22.4%	30.3%	38.0%	38.0%
Innovative businesses and others	25.4%	34.4%	33.4%	33.4%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2203 on the last trading day of March 2024 (March 29, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 29, 2024, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	203,514	216,717	254,935	35,308
Operating expenses
Selling and marketing expenses	32,353	35,575	17,869	2,475
General and administrative expenses	294,281	262,830	289,636	40,114
Research and development expenses	292,265	297,865	331,860	45,962

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	6,754,634	6,582,263	7,633,946	1,057,290
Add: Share-based compensation	811,600	797,194	876,898	121,449
Non-GAAP net income attributable to the Company’s shareholders	7,566,234	7,379,457	8,510,844	1,178,739

Non-GAAP net income per share *
Basic	2.35	2.30	2.65	0.37
Diluted	2.32	2.27	2.62	0.36

Non-GAAP net income per ADS *
Basic	11.74	11.49	13.25	1.84
Diluted	11.62	11.34	13.10	1.81

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.